BEPO, INC.

REVIEWED FINANCIAL STATEMENTS

FROM THE INCEPTION DATE (JANUARY 19, 2023) TO YEAR ENDED DECEMBER 31, 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Bepo, Inc.
Oakland, California

We have reviewed the accompanying financial statements of Bepo, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of stockholders' equity, and cash flows for the period from Inception (January 19, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 21, 2024
Los Angeles, California

BEPO, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2023**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ 232,608
Total Current Assets	**232,608**
Total Assets	**$ 232,608**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Related Party Loan	$ 2,000
Total Current Liabilities	**2,000**
Simple Agreement for Future Equity	260,852
Total Liabilities	**262,852**
STOCKHOLDERS' EQUITY	
Common Stock	80
Founder Preferred Stock	8
Additional Paid in Capital	108
Accumulated Deficit	(30,440)
Total Stockholders' Equity	**(30,244)**
Total Liabilities And Stockholders' Equity	**$ 232,608**

See accompanying notes to financial statements.

BEPO, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

Inception (January 19, 2023)		December 31, 2023
(USD $ in Dollars)		
Net Revenue	$	261
Cost Of Goods Sold		-
Gross Profit		**261**
Operating Expenses		
General And Administrative		1,134
Sales And Marketing		8,993
Total Operating Expenses		**10,127**
Net Operating Loss		**(9,866)**
Interest Expense		-
Other Loss		20,574
Income/(Loss) Before Provision for Income Taxes		**(30,440)**
Provision/(Benefit) for Income Taxes		-
Net Loss	**$**	**(30,440)**

See accompanying notes to financial statements.

BEPO, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(USD $ in Dollars)	Common Stock		Founder Preferred Stock		Additional Paid In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Inception Date January 19, 2023	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Restricted Stock	8,000,000	80	-	-	-	-	80
Issuance of Stock	-	-	800,000	8	108		116
Net Loss	-	-	-	-		(30,440)	(30,440)
Balance—December 31, 2023	**8,000,000**	**$ 80**	**800,000**	**$ 8**	**$ 108**	**$ (30,440)**	**$ (30,244)**

See accompanying notes to financial statements.

BEPO, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception (January 19, 2023)		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(30,440)
Adjustments to reconcile net loss to net cash used in operating activities:		
Fair Value in Excess of Stated Value of Derivative Instrument		20,852
Net Cash Used In Operating Activities		**(9,588)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock		196
Borrowing on Related Party Loan		2,000
Simple Agreement for Future Equity		240,000
Net Cash Provided by Financing Activities		**242,196**
Change In Cash And Cash Equivalents		**232,608**
Cash And Cash Equivalents—Beginning Of Year		-
Cash And Cash Equivalents—End Of Year	**$**	**232,608**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Bepo, Inc. was incorporated on January 19, 2023, in the state of Delaware. The financial statements of Bepo, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Bepo is a company that specializes in providing a digital platform designed to streamline digital tipping and reputation management. Their offerings include tools for managing various aspects of enabling digital tipping for staff including onboarding/offboarding staff, reporting, tip-pooling, tip-distributions and reputation management for the staff and business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenue through a monthly subscription fee from businesses and a 1-2% share of gross tips that are collected and disbursed using the Company's platform. Subscription fee is initially recognized as deferred revenue on the balance sheet and subsequently recorded as revenue in the statement of operations as the Company satisfies its performance obligation.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period ended December 31, 2023 amounted to $8,993, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 21, 2024, which is the date the financial statements were available to be issued.

3. DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owner, Ian Sweeney. The details of the loans are as follows:

| | | | | As of December 2023 | | |
| | | | | Current Portion | Non-Current Portion | Total Indebtedness |
Owner	Principal Amount	Borrowing Period	Maturity Date			
Ian Sweeney	$ 2,000	Fiscal Year 2019	December 31, 2024	$ 2,000		$ 2,000
Total				**$ 2,000**	**$ -**	**$ 2,000**

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreement for Future Equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of December 31, 2023
SAFE I - VII	$ 240,000	Fiscal Year 2023	$ 8,000,000	not set	$ 240,000
Fair Value in Excess of Stated Value of Derivative Instrument					20,852
Total SAFE(s)					**$ 260,852**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

4. SHARE-BASED COMPENSATION

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair	Weighted Average Contract Term
Inception Date- January 19, 2023	-	$ -	-
Granted	8,000,000	0.00001	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2023	**8,000,000**	**$ -**	**9.45**

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2023 was approximately $65. The total fair value of the restricted stock awards vested during 2023 was $0.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2023, 8,000,000 shares of common stock have been issued and were outstanding.

Founder Preferred Stock

The Company is authorized to issue 1,600,000 shares of founder-preferred stock with a par value of $0.00001. As of December 31, 2023, 800,000 shares of founder-preferred stock have been issued and were outstanding.

Dividend Rights

The holders of shares of Founder preferred stock shall be entitled to receive dividends on a pro-rata basis with the holders of Common stock, based on the number of shares of common stock held by each (assuming conversion of all the founder preferred stock into common stock).

Liquidity Rights

The assets of this corporation available for distribution to stockholders shall be distributed among the holders of the founder preferred stock and the common stock pro rata based upon the number of shares of common stock held by each (assuming conversion of all the founder preferred stock into common stock).

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

For the Year Ended December 31,	2023
Net Operating Loss	$ (2,278)
Valuation Allowance	2,278
Net Provision for Income Tax	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of December 31,		2023
Net Operating Loss	$	(2,278)
Valuation Allowance		2,278
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $7,633. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

On August 13, 2023, the Company received a loan in the amount of $2,000. As of December 31, 2023, the outstanding balance of the loan is $2,000.

9.   SUBSEQUENT EVENTS

In 2024, the Company issued three Simple Agreements for Future Equity ("SAFE") in the aggregate amount of $70,000, with the Post-Money Valuation Cap set to $8,000,000.

In 2024, the Company repaid the $2,000 related party loan that was outstanding as of December 31, 2023.

In 2024, the Company granted 569,500 Stock Option to employees and consultants from its 2023 Stock Plan.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.